UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - dated 12 September 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 12, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 12, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

12 September 2014

Barclays PLC

John McFarlane appointed to succeed Sir David Walker as Chairman

Barclays PLC and Barclays Bank PLC ("Barclays") announce that John McFarlane has been appointed as a non-executive Director of Barclays with effect from 1 January 2015 and will succeed Sir David Walker as Chairman of Barclays with effect from the conclusion of the Barclays PLC AGM in 2015.

Sir David Walker will step down as a Director and as Chairman of Barclays with effect from the conclusion of the Barclays AGM in 2015.

John McFarlane is currently Chairman of Aviva plc, having joined the Aviva Board in September 2011 and becoming Chairman in July 2012.  He is also Chairman of FirstGroup plc and he will be stepping down from both positions at the conclusion of their AGMs in April and July 2015, respectively.  Barclays is grateful to Aviva and FirstGroup for agreeing to release Mr McFarlane to take on this important role.  The appointment has been approved by the Prudential Regulation Authority and the Financial Conduct Authority.

Mr McFarlane will remain a non-executive Director of Westfield Holdings Ltd and Old Oak Holdings Ltd.

Mr McFarlane has a strong track record as a CEO and subsequently as a Chairman.  He brings extensive experience of investment, corporate and retail banking, as well as insurance, strategy, risk and cultural change.

Mr McFarlane served as Chief Executive Officer of Australia and New Zealand Banking Group (ANZ) from1997 to 2007 and prior to that was a group Executive Director at Standard Chartered.  He has also held senior positions at Citicorp, including as Managing Director of Citicorp Investment Bank and later head of Citicorp and Citibank in the UK and Ireland.  His past non-executive directorships include Royal Bank of Scotland Group and Capital Radio.

Commenting, Sir David Walker said, "I am delighted that Barclays has appointed John McFarlane to succeed me as Chairman.  We are making good progress toward the delivery of our strategic objectives and I have every confidence that John will work very successfully with Antony Jenkins in leading this great bank through the next phase of that journey.

Sir John Sunderland, who led the process to appoint a successor to Sir David Walker, said today, "The Barclays Board set very challenging requirements for its new Chairman and I am very pleased that in John McFarlane we have identified someone who met all of our criteria.  John is an enormously experienced and respected banker with global experience of both retail and investment banking and he will bring great leadership, integrity and knowledge to the role."

John McFarlane commented "I am looking forward enormously to joining the Barclays Board and to working with my fellow non-executive Directors, Antony Jenkins and his leadership team to deliver the strategy that Barclays has committed to and which I fully support.  Under Sir David's leadership Barclays has made significant progress in putting in place the foundations for sustainable, long term success.  I am very excited to be asked to Chair Barclays as it enters the next, important stage of its long history."

-ENDS-

Biographical details are attached.

Contractual arrangements are attached:

For further information, please contact:

Barclays
Investor Relations                                                            Media Relations
Charlie Rozes                                                                    Giles Croot
+44 (0) 20 7116 5752                                                      +44 (0) 20 7116 6132

About Barclays

Barclays is an international financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 135,000 people.  Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Biographical notes:  John McFarlane, OBE
Education:

1975	Cranfield School of Management, Bedford, MBA
1969	University of Edinburgh, MA

Current positions:

2012 - date	Aviva plc, Chairman
2014 - date	FirstGroup Plc, Chairman
2008 - date	Old Oak Holdings Ltd, non-executive Director
2008 - date	Westfield Holdings Ltd, non-executive Director

Career summary:

1997 - 2007	Australia & New Zealand Banking Group LTD. Chief Executive Officer

1993 - 1997 1993 -1995 1995 -1996 1996 -1997	Standard Chartered PLC Group Executive Director Head, Group Strategy, Institutional Banking and Markets, Credit Head, North Asia, Hong Kong Head, Europe, Americas, South Asia, Middle East, Africa

1975 - 1993	Citicorp/Citibank
1990 -1993	Head, Citicorp/Citibank United Kingdom & Ireland
1987 -1990	Head, Citicorp Investment Bank Ltd, London
1983 -1987	Head, Treasury Marketing, FX and Interest Rate Derivatives Trading, London
1980 - 1983	VP, Human Resources, Institutional Bank, London
1978 - 1980	VP, European Credit Training, London
1975 - 1978	Relationship Manager, London

1975 - 1978	Ford Motor Company (UK) LTD Manufacturing posts

Other Past Directorships held:
ANZ National Bank Ltd
Royal Bank of Scotland Group Plc (2008 - 2012), non-executive Director

Contractual arrangements - John McFarlane, OBE

The appointment of John McFarlane as a non-executive Director of Barclays PLC and Barclays Bank PLC ("Bank") will become effective on 1 January 2015.

Mr McFarlane's appointment as Chairman will become effective at the conclusion of the Barclays PLC AGM in 2015.

Fees and Time Commitment

As a non-executive Director of Barclays, Mr McFarlane will receive an annual fee of £250,000, £30,000 of which will be in the form of Barclays shares.

As Chairman of Barclays, Mr McFarlane will receive an annual fee of £800,000 (inclusive of the annual fee he will receive as a non-executive Director).  £100,000 of the annual fee received as Chairman will be in the form of Barclays shares (replacing the £30,000 of the annual fee received as a non-executive Director being in the form of Barclays shares).

Mr McFarlane's time commitment to Barclays is expected to be 80% of a full time role.

Benefits

Mr McFarlane will be eligible for private health insurance.  He is not eligible to participate in the Bank's incentive award and long-term incentive schemes, nor will he participate in the Bank's pension schemes or receive any pension contributions.

Notice Period

The appointment letter provides for a notice period of 12 months from Barclays or a notice period of 6 months from Mr McFarlane.

Document Inspection

Mr McFarlane's appointment letter is held by Barclays Corporate Secretariat and is available for inspection during normal business hours at the Group's Head Office: 1 Churchill Place, London, E14 5HP.

Listing Rule 9.6.13R

There is no other information required to be disclosed pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.